I-Pass Patient Safety Institute, Inc.

Financial Statements

Period from April 22, 2016 (inception) through December 31, 2016

I-Pass Patient Safety Institute, Inc.

Financial Statements

Period from April 22, 2016 (inception) through December 31, 2016

Contents

	Page
Independent Accountants' Review Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-13

Katz, Nannis + Solomon, PC
Certified Public Accountants

Independent Accountants' Review Report

To the Board of Directors
I-Pass Patient Safety Institute, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of I-Pass Patient Safety Institute, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the period from April 22, 2016 (inception) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Katz, Nannis + Solomon, P.C.

Waltham, Massachusetts
April 7, 2017

Watermill Center 800 South Street, Suite 250 Waltham, MA 02453
Telephone 781 453 8700 Fax 781 453 8778 www.knscpa.com

I-Pass Patient Safety Institute, Inc.

Balance Sheet

December 31, 2016

(See Independent Accountants' Review Report)

Assets		
Current Assets		
Cash and cash equivalents	$	1,072,883
Prepaid expenses		6,673
Total Current Assets		1,079,556
Property and equipment		
Cost		2,167
Accumulated depreciation		(89)
Net property and equipment		2,078
Trademark		50,694
Total Assets	$	1,132,328
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$	127,540
Deferred revenue		11,310
Convertible promissory notes and interest		201,844
Total Current Liabilities		340,694
Commitments and Contingencies (Note G)		-
Stockholders' Equity		
Convertible preferred stock; $0.0001 par value; 174,415 shares authorized; 151,812 shares issued and outstanding (liquidation preference of $1,298,147)		1,298,147
Common stock; $0.0001 par value; 1,110,963 shares authorized; 837,136 shares issued and outstanding		84
Additional paid-in capital		168,497
Accumulated deficit		(675,094)
Total Stockholders' Equity		791,634
Total Liabilities and Stockholders' Equity	$	1,132,328

See accompanying notes.

I-Pass Patient Safety Institute, Inc.

Statement of Operations

Period from April 22, 2016 (inception) through December 31, 2016

(See Independent Accountants' Review Report)

Revenue	$	-
Cost of revenue		2,167
Gross margin		(2,167)
Operating Expenses		
Research and development		348,240
Sales and marketing		187,590
General and administrative		128,929
Total Operating Expenses		664,759
Loss from Operations		(666,926)
Interest expense		(8,168)
Net loss	$	(675,094)

See accompanying notes.

I-Pass Patient Safety Institute, Inc.

Statement of Changes in Stockholders' Equity

Period from April 22, 2016 (inception) through December 31, 2016

(See Independent Accountants' Review Report)

	Convertible Preferred Stock $.0001 Par Value		Common Stock $.0001 Par Value				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, April 22, 2016	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock to founders for services	-	-	810,000	81	137,619	-	137,700
Issuance of common stock for trademark	-	-	27,136	3	46,692	-	46,695
Issuance of convertible preferred stock	127,978	1,094,329	-	-	-	-	1,094,329
Conversion of convertible promissory notes and accrued interest into convertible preferred stock	23,834	203,818	-	-	-	-	203,818
Stock issuance legal costs	-	-	-	-	(15,814)	-	(15,814)
Net loss	-	-	-	-	-	(675,094)	(675,094)
Balance, December 31, 2016	151,812	$ 1,298,147	837,136	$ 84	$ 168,497	$ (675,094)	$ 791,634

See accompanying notes.

I-Pass Patient Safety Institute, Inc.

Statement of Cash Flows

For the period from April 22, 2016 (inception) through December 31, 2016

(See Independent Accountants' Review Report)

Cash flows from operating activities:		
Net loss	$	(675,094)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Issuance of common stock to founders for services		137,700
Interest expense		8,168
Depreciation expense		89
Increase (decrease) in cash from:		
Prepaid expenses		(6,673)
Accounts payable and accrued expenses		127,540
Deferred revenue		11,310
Net cash used in operating activities		(396,960)
Cash flows from investing activities:		
Acquisition of property and equipment		(2,167)
Trademark costs		(3,999)
Net cash used in investing activities		(6,166)
Cash flows from financing activities:		
Issuance of convertible promissory notes		397,494
Issuance of convertible preferred stock		1,094,329
Legal costs incurred with the issuance of stock		(15,814)
Net cash generated from financing activities		1,476,009
Net change in cash and cash equivalents		1,072,883
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	1,072,883
Supplemental disclosure of non cash financing activities		
Conversion of convertible notes and accrued interest to convertible preferred stock	$	203,818
Issuance of common stock for trademark	$	46,695

See accompanying notes.

A. Description of Business

I-Pass Patient Safety Institute, Inc. (the "Company") was incorporated in the State of Delaware on April 22, 2016. The Company provides software as a service ("SaaS") and professional services that provide hospitals with a proven blueprint for the implementation of I-PASS. I-PASS is an evidence-based bundle of interventions created to reduce communication failures during patient handoffs, thus improving patient safety.

The Company is headquartered in Massachusetts, and its fiscal year ends on December 31.

Basis of Presentation

The Company is subject to risks common to companies in similar stages of development, including but not limited to, the need for successful market development, dependence on key personnel, fluctuations in operating results and its ability to obtain additional financing. The Company has incurred a net loss during 2016, and as of December 31, 2016 had an accumulated deficit of $675,094. The Company's future is dependent upon its ability to achieve cash flow positive operations, raise additional financing, or both. The Company expects that it will be able manage its operating expenses as compared to its projected revenues in order to continue operations for the twelve month period following the date these financial statements are available to be issued. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

B. Summary of Significant Accounting Policies

1. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the financial statements include revenue earned under long-term contracts, and the estimated useful lives and recoverability of property and equipment and intangible assets. Actual results could differ from those estimates.

2. Concentrations of credit risk and significant customers - The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's deposits, at times, may exceed federally insured limits.

3. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with maturities of three months or less to be cash equivalents.

4. Property and equipment and depreciation - Property and equipment are recorded at cost, less of the assets, generally three years. Depreciation expense for the period ended December 31, 2016 was $89.

B. Summary of Significant Accounting Policies (continued)

4. Property and equipment and depreciation (continued) - The Company reviews long-lived assets, including trademarks, for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, impairment is recognized for the difference between the fair value and carrying value of the asset. To date, the Company believes that no impairments have occurred.

5. Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

   Under GAAP, the Company must recognize and disclose in its financial statements a liability for any uncertain tax reporting positions it has taken or expects to take when, despite the Company's belief that its tax return positions are supportable, it is possible that certain positions may not be fully sustained upon review by tax authorities. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

6. Revenue recognition - The Company's revenue is generated from SaaS subscription revenues and professional services. Subscription revenues are comprised of fees from customers accessing the Company's enterprise cloud computing services. Professional services include both the Company's clinical team's process and implementation expertise and oversight along with its project management team's implementation services.

   The Company commences revenue recognition when all of the following conditions are satisfied:
   - There is persuasive evidence of an arrangement;
   - The service has been or is being provided to the customer;
   - The collection of the fees is reasonably assured; and
   - The amount of fees to be paid by the customer is fixed or determinable.

   Subscription revenues are recognized ratably over the contract terms beginning on the date that the Company's service is made available to customers. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

B. Summary of Significant Accounting Policies (continued)

6. Revenue recognition (continued) - Professional services revenues are recognized as the services are performed, provided that the services are determined to be a separate unit of accounting from any other deliverables in a given arrangement. Professional services that are included as a part of a multi-element arrangement are analyzed to determine the appropriate revenue recognition method, as described below. The Company analyzes each multiple element arrangement, and identifies each deliverable in the arrangement, in order to determine the applicable revenue recognition method. If the delivered items in a multiple element arrangement have stand alone value to the customer upon delivery, the Company accounts for each deliverable separately. If the delivered items in the arrangement do not have stand alone value to the customer upon delivery, the Company accounts for the delivered and undelivered items as a single unit of accounting.

7. Deferred revenue - Deferred revenue consists primarily of payments received or invoices issued in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met.

8. Sales taxes - Sales taxes, when charged to customers, are remitted directly to the applicable states. The Company's accounting policy is to exclude the sales taxes charged, collected and remitted to the various states from revenues and cost of sales.

9. Research and development costs - Research and development costs consist of salaries and related expenses as well as external consulting expenses incurred in the development of the Company's platform to deliver the subscription service. The Company expenses research and development costs as incurred. For the period ended December 31, 2016 these costs were $348,240.

10. Fair value of financial instruments - Financial instruments including cash equivalents, accounts receivable, accounts payable, and convertible promissory notes and accrued interest are carried in the financial statements at amounts that approximate their fair value based on the short term maturities of those instruments.

11. Share-based compensation - The Company accounts for stock-based compensation arrangements in accordance with GAAP, which requires entities to recognize compensation expense for awards of equity instruments to employees and non-employees based on the grant-date fair value of those awards (with limited exceptions), measured using either current market data or an established option-pricing model over the requisite service period.

12. Capitalized internal-use software costs - The Company capitalizes costs related to enterprise cloud computing services incurred during the application development stage, and expenses costs related to the preliminary project activities and post implementation activities. During the period ended December 31, 2016, all research and development costs incurred were deemed to be related to preliminary project activities and were expensed.

B. Summary of Significant Accounting Policies (continued)

13. Subsequent events - The Company has evaluated all subsequent events through April 7, 2017, the date the financial statements were available to be issued.

C. Trademark

The Company entered into an exclusive license arrangement with Boston Children's Hospital ("BCH") in December 2016 for the use of the "I-PASS" trademark in connection with handoffs in a clinical setting (the "License Agreement"). The Company has the exclusive right to use the trademark in the defined territory for an initial period of 48 months (the "Initial Period"). If the eligible sales, as defined in the agreement, exceed a defined amount over the Initial Period; the term is automatically extended for an additional 48 month period (the "Second Period"). If the eligible sales exceed a defined amount in the Second Period, the exclusive license will be extended until such time as the License Agreement is terminated or the license becomes non-exclusive as provided in the License Agreement.

As consideration for the License Agreement, the Company paid an initial fee of $3,999 and is responsible for payments for ongoing costs and expenses for maintaining the intellectual property. The Company will also owe royalties to BCH on eligible sales at a rate of 2% or 4% of the eligible sales and sub-licensee net sales, each as defined in the License Agreement, depending on if the sales occur before or after the issuance of the official trademark to BCH. In the event the License Agreement becomes non-exclusive, the royalty rates owed will be reduced by 50%. The Company will also owe to BCH 25% of all amounts received by the licensee or its affiliates for the permitted rights granted under each sub-licensee.

In addition, the Company issued 27,136 shares of common stock to BCH upon the consummation of the License Arrangement in 2016. Under the License Agreement the Company will also issue an additional 27,136 shares of common stock upon issuance of the trademark to BCH.

D. Convertible Promissory Notes

The Company issued convertible promissory notes for an aggregate principal amount of $397,494 during the period ended December 31, 2016. Those convertible promissory notes, plus interest accrued at an annual rate of 8.0% are convertible into shares of the Company's convertible preferred stock. During the period ended December 31, 2016, interest accrued on the convertible promissory notes was $8,168. In November 2016, $203,818 of the convertible promissory notes and accrued interest was converted into 23,834 shares of convertible preferred stock. The remaining $201,844 of convertible promissory notes and accrued interest was converted into 23,603 shares of convertible preferred stock in January 2017.

E. Capital Structure

The Company has authorized a total of 1,286,378 shares of capital stock, consisting of 175,415 shares of preferred stock and 1,110,963 shares of common stock.

As of December 31, 2016, 151,812 shares of preferred stock were issued and outstanding. In January 2017, the convertible promissory notes and interest of $201,844 were converted into 23,603 additional shares of convertible preferred stock.

As of December 31, 2016, 837,136 shares of common stock were issued and outstanding, of which 140,001 shares represented unvested restricted common stock.

Convertible Preferred Stock

The rights, preferences and privileges of the preferred stock are as follows:

The shares of preferred stock are convertible into common shares at the conversion rate then in effect, which is currently one share of common stock for each share of preferred stock. The preferred shares are not redeemable. The aggregate liquidation preference of the preferred stock outstanding is $1,298,147 as of December 31, 2016.

Each shareholder of preferred stock is entitled to a vote along with holders of common stock, based on the number of shares into which the preferred stock is convertible. Certain matters require a vote of the combined total shareholders, and certain matters require the affirmative vote of both the total shareholders, on an as converted basis, and also require the vote of the preferred stockholders.

The holders of preferred stock are entitled to dividends when and if declared by the Company's Board of Directors. As of December 31, 2016, the Board of Directors has not declared any dividends.

In the event of any voluntary or involuntary liquidation of the Company, the holders of preferred stock shall be entitled to be paid out the net assets of the Company, up to the liquidation preference, before any payment shall be made to the holders of common stock. The remaining assets, if any, shall be then distributed to all shareholders of the Company, based on the number of shares of common stock that are outstanding, or would be outstanding had the preferred stock converted into common stock.

The preferred stock is convertible into common stock, automatically upon an initial public offering of the Company's common stock, or upon the change of control of the Company.

Restricted Stock

On June 9, 2016 the Company issued 600,000 shares of common stock to a related party, for services and other consideration rendered to the Company. The value of the shares at the date of the issuance was $0.17 per share and the total expense recognized was $102,000.

E. Capital Structure (continued)

Restricted Stock (continued)

On June 9, 2016 through June 28, 2016 (each date being an "Issuance Date"), the Company entered into Restricted Stock Agreements ("RSAs") with certain employees and consultants for the issuance of a total of 210,000 shares of common stock. Each RSA contains restrictions on the transfer of the shares of common stock. These shares were valued at a price of $0.17, which was the per share value at the Issuance Dates. The RSAs contain repurchase options whereby if the employee or consultant relationship with the Company terminates for any reason, the Company will repurchase any unvested shares at the original price per share paid by the employee for such shares.

A total of 70,000 shares of the restricted stock vested on the Issuance Dates. The remaining 140,000 unvested shares are scheduled to vest over two year period with 70,001 shares vesting in June 2017 on the respective anniversary of the Issuance Dates and 69,999 shares vesting in June 2018 on the respective anniversary of the Issuance Dates.

Compensation expense for restricted shares is recognized over the requisite service period. Of the 210,000 shares granted, a total of 125,000 shares were granted to an employee. The total compensation expense to be recognized for these shares will be $21,250 of which $10,700 has been recognized as an expense for the period ending December 31, 2016. The remaining expense will be recognized over the two year service period ending June 9, 2018.

The other restricted stock grants were to non-employees whereby the expense related to the shares is recognized at each vesting date. The expense for shares issued to non-employees is determined by multiplying the value of the share at the end of the reporting period by the number of shares that have been earned. The non-employees were granted a total of 85,000 shares. The expense for these shares for the period from the date of the grants to December 31, 2016 is approximately $25,000. Future expense for these non-employee shares will be determined at each reporting period.

Stock Option Plan

During 2016 the Company's Board of Directors approved the 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes the grant of options to purchase up to 70,000 shares of common stock. The pricing of stock options is determined by the Board of Directors. Options granted under the plan will be subject to vesting terms as determined by the Board of Directors, and expire no later than ten years from the date of grant. No stock options were granted during the period ended December 31, 2016.

F. Income Taxes

The Company did not provide for a current or deferred provision for or benefit from federal or state income taxes during the period ended December 31, 2016.

Although the outcome of tax audits is always uncertain, management has analyzed the Company's tax positions taken for all open tax years and has concluded that no liability from uncertain tax positions is required in the Company's financial statements.

F. Income Taxes (continued)

As of December 31, 2016, the Company has federal and state net operating loss carryforwards of approximately $558,000, which result in a deferred tax asset of approximately $234,000. These net operating losses will begin to expire in 2036. The Company also has federal and state R&D tax credits of approximately $2,000, which expire at various dates between 2031 and 2036. The Company has provided a valuation allowance of approximately $236,000 for the full amount of its deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carry-forwards cannot be sufficiently assured. Under provisions of the Internal Revenue Code Section 382, certain substantial changes in the Company's ownership may limit the amount of the net operating loss carry-forwards which can be utilized to offset future taxable income.

G. Commitments and Contingencies

Operating Leases - The Company leases its facilities under a non-cancelable lease which expires in March 2017. In February 2017, the Company entered into a non-cancelable lease arrangement that commences on April 1, 2017 and runs through April 30, 2019. This lease requires minimum lease payments and the lease contains a provision whereby the lessor will abate one month of rent on the new space along with an allowance of $8,795 to be used for leasehold improvements, provided the Company fulfills all of its obligations. Should the Company default on the lease resulting in its termination; the Company will be liable for the unamortized portion of all sums previously abated.

Total rent expense for the period ended December 31, 2016 was $30,161.

Future minimum lease payments, including the payments under the lease entered into in February 2017, for years ending December 31, are as follows:

2017	$ 47,150
2018	53,201
2019	17,883
Total	$ 118,234

H. Concentrations

Uninsured cash deposits - The Company maintains cash in bank deposit accounts that, at times, exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") provides a $250,000 guarantee per depositor for accounts held at insured banks. At December 31, 2016, the Company had $822,883 of uninsured cash or cash equivalents held in a commercial bank. Management believes that the Company is not exposed to significant credit risk in these accounts.

I. Subsequent Events

In January 2017, the Company converted the $201,844 of convertible promissory notes and accrued interest into convertible preferred stock as described in notes D and E to these financial statements.

In February 2017, the Company entered into a lease for new facilities space as described in note G to these financial statements.